EXHIBIT 15.5

 Consent of Independent Registered Public Accounting Firm

The Board of Directors

NXT Energy Solutions Inc.

We consent to the use of our report dated March 31, 2023 on the consolidated financial statements of NXT Energy Solutions Inc. (the “Company”) which comprise the consolidated balance sheet as at December 31, 2022, the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes, included in Amendment No. 1 of the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333- 146890) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

March 3, 2025